Name Change of Service Providers

Effective January 1, 2002, the fund's administrator, accounting services agent and shareholder servicing agent, Firstar Mutual Fund Services, LLC, changed its name to U.S. Bancorp Fund Services, LLC. On the same day, the Fund's custodian, Firstar Bank, N.A., changed its name to U.S. Bank, N.A.